51-102F3
MATERIAL CHANGE REPORT
Item 1  Name and Address of Company
Tower One Wireless Corp. (the “Company”)
600 – 535 Howe Street
Vancouver, BC, V6C 2Z4
Item 2  Date of Material Change
January 13, 2022.
Item 3  News Release
The news release dated January 18, 2022 was disseminated via Stockwatch and BayStreet.
Item 4  Summary of Material Change
The Company announced that, it has settled debt (the “Debt Settlement”) in the amount of $1,039,751 owed by the Company to a certain creditor of the Company (the “Creditor”) in exchange for 16,273,267 common shares (each, a “Debt Settlement Share”) at a deemed price of $0.064 per Debt Settlement Share.
Item 5  Full Description of Material Change

5.1 Full Description of Material Change
The Company announced a Debt Settlement in the amount of $1,039,751 owed by the Company to a Creditor in exchange for 16,273,267 Debt Settlement Shares at a deemed price of $0.064 per Debt Settlement Share.
All Debt Settlement Shares issued in connection with the Debt Settlement are subject to a statutory hold period expiring on May 14, 2022.

None of the Debt Settlement Shares issued upon closing of the Debt Settlement have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The Company also announces that further to its news release dated October 20, 2021, it wishes to clarify the number of agent compensation warrants (the “Agent’s Warrants”) that were issued was 4,267. The terms of the Agent’s Warrants remain the same.
The Company also announces that further to its news release dated December 15, 2021, it wishes to clarify the number of Agent’s Warrants that were issued was 80,253. The terms of the Agent’s Warrants remain the same.
5.2 Disclosure for Restructuring Transactions
Not Applicable.
Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7  Omitted Information
None
Item 8  Executive Officer
Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016
Item 9  Date of Report
January 18, 2022.

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